Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 25 DATED APRIL 1, 2022
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 26, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Net Asset Value (“NAV”) Per Share as of March 31, 2022;
•	Share Redemption Plan Status;
•	Historical NAV Information;
•	Update to April 2022 Distribution; and
•	Real Estate Performance.

Net Asset Value as of March 31, 2022

As of March 31, 2022, our NAV per common share is $14.19. This NAV per common share shall be effective until updated by us on or about June 30, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	March 31, 2022 [1]	December 31, 2021 [1]
ASSETS
Investments, at fair value	$117,043	$107,171
Real estate properties, at fair value	27,671	24,045
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	-	-
Other real estate investments, at fair value	89,372	83,126
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	52,933	54,510
Other assets	17,532	10,573
Total Assets	$187,508	$172,254

LIABILITIES
Accounts payable	$4,955	$128
Due to related party	375	348
Dividends payable [2]	293	617
Settling subscriptions	16	249
Redemptions payable [3]	2,268	-
Total Liabilities	$7,907	$1,342

NET ASSETS CONSIST OF:
Fundrise East Coast Opportunistic REIT, LLC Members’ Equity:
Common shares; 12,658,938 and 12,176,919 shares outstanding, net of offering costs, on March 31, 2022 and December 31 2021, respectively	$121,967	$115,802
Retained earnings	26,772	26,583
Net adjustments to fair value	30,862	28,527
NET ASSETS	$179,601	$170,912
NET ASSET VALUE PER SHARE, on 12,658,938 and 12,176,919 shares outstanding for the periods ended March 31, 2022 and December 31, 2021 [4], respectively	$14.19	$14.04

[1] Estimated Balance Sheets as of March 31, 2022 and December 31, 2021.

[2] This amount does not include the accrual for dividends payable that were declared before March 31, 2022 that relate to the second quarter of 2022, or dividends payable that were declared before December 31, 2021 that relate to the first quarter of 2022, respectively.

[3] NAV per share calculations began to include estimated redemptions payable beginning March 31, 2022. Therefore, estimated redemptions payable were not included in the estimated balance sheet as of December 31, 2021. Inclusion of estimated redemptions payable would have been immaterial to the December 31, 2021 NAV per share calculations.

[4] As of December 31, 2021, the total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on December 31, 2021.

On April 1, 2022, the Company announced that its NAV as of March 31, 2022 is $14.19 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about June 30, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on April 1, 2022, the per share purchase price of our Common Shares will be $14.19 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after June 30, 2022, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Beginning on April 1, 2022, the Company’s phase is set at operating.

Share Redemption Plan Status

For the quarter ended March 31, 2022, we expect to redeem approximately 180,000 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2017 to March 31, 2022.

Date	NAV Per Share
December 31, 2017	$10.18
March 31, 2018	$10.26
June 30, 2018	$10.51
September 30, 2018	$10.65
December 31, 2018	$10.65
March 31, 2019	$10.82
June 30, 2019	$10.87
October 1, 2019	$10.91
December 31, 2019	$11.31
March 31, 2020	$11.24
June 30, 2020	$11.51
September 30, 2020	$11.66
December 31, 2020	$11.96
March 31, 2021	$12.05
June 30, 2021	$12.68
September 30, 2021	$13.68
December 31, 2021	$14.04
March 31, 2022	$14.19

Update to April 2022 Distribution

On March 30, 2022, we announced a daily distribution of $0.0002739726 per share (the “April 2022 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2022 and ending on April 30, 2022. As of April 1, 2022, the April 2022 Daily Distribution Amount equates to approximately 0.70% on an annualized basis calculated at the current rate, assuming a $14.19 per share purchase price.

Real Estate Performance

The Company experienced a write up in NAV driven by (among other things) continued strong performance of its multi-family assets and industrial assets.

Generally, we’ve seen continued rent growth across our multi-family portfolio which has led to higher valuations. In addition, increased investor interest for residential assets has contributed to cap rate compression – particularly for assets in the Sunbelt region.

In addition, the Company’s industrial assets located near Washington, DC and Phoenix, AZ experienced write-ups due mostly to continued strong demand for well-located industrial assets.